

C. P. POKPHAND CO. LTD.



09047353

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/09/074

<u>BY AIRMAIL</u>

14th October, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

<u>Attn : International Corporate Finance</u>

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
     Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
         (w/o encl) (via fax no. 2877 0863)

Annex A to Letter to the
SEC
dated 14th October, 2009 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information
provided with respect to the Company's request for exemption under Rule 12g3-2(b), which
exemption was established on March 16, 1992.

Description of Documents

Document :   Announcement regarding Unusual Share Price and Volume
               Movement
Date :   13th October, 2009
Source of requirement :   The Listing Rules Governing the Listing of Securities on
                            The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.
(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

UNUSUAL SHARE PRICE AND VOLUME MOVEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") has noted today's increase in price and trading volume of shares of the Company and wishes to state that, save as disclosed in the announcement of the Company dated 26th August, 2009 (the "Announcement") and save as disclosed herein, the Board is not aware of any reasons for such movements. As disclosed in the Announcement, the Company has commenced preliminary discussions with its controlling shareholders in regard to a possible acquisition of a controlling interest in a group of companies which operate substantially all of the independent feedmills owned by the controlling shareholders in China and Vietnam. Such discussions are ongoing but the parties have not entered into any definitive agreement, and the proposed acquisition may or may not proceed. **Shareholders of and potential investors in the Company should exercise caution when dealing in the shares of the Company.** Further announcement will be made by the Company as and when required in accordance with the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 13th October, 2009

As at the date of this announcement, the Board comprises twelve executive directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.